**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated May 11, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __     **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __     **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     **No X**

Enclosure: Press release:  **ANGLOGOLD ASHANTI LIMITED - NOTICE OF ANNUAL GENERAL MEETING**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

# NEWS RELEASE

**NOTICE OF ANNUAL GENERAL MEETING**

The notice of the 76th Annual General Meeting of AngloGold Ashanti (AGM), which incorporates summarised financial statements for the year ended 31 December 2019, has been distributed to AngloGold Ashanti shareholders on Monday, 11 May 2020.  A copy of the notice is also available on the Company's website (www.aga-reports.com).

The AGM will be held entirely by electronic communication on Wednesday, 10 June 2020 at 14:00 (SA time) as fully detailed in the notice.  The reason for holding the AGM entirely by way of electronic communication is as a result of the COVID-19 pandemic and the resultant prohibition on gathering of people and social distancing protocols.

 Salient dates:

- The record date for the purposes of receiving notice of the AGM (being the date on which a shareholder must be registered in the Company's register of shareholders in order to receive the notice of AGM), was at the close of business on Thursday, 30 April 2020 (Notice Record Date).
- The record date for the purposes of participating in and voting at the AGM (being the date on which a shareholder must be registered in the Company's register of shareholders in order to participate in and vote at the AGM) shall be the close of business on Friday, 5 June 2020 (Voting Record Date).
- Last day to trade in AngloGold Ashanti securities in order to be eligible to participate in and vote at the AGM is Tuesday, 2 June 2020.

In the Remuneration Report contained in the Integrated Report published by the Company on 27 March 2020, reference was made to the Board of Directors' (the Board) intention to propose a 2% US dollar inflationary increase to the non-executive director fee of which details would be provided in the notice. In accordance with measures being taken to mitigate the impact of COVID-19 on the business, the Board has decided to withhold the proposal to increase the non-executive director fees.

**ENDS**

Johannesburg
11 May 2020

JSE Sponsor: The Standard Bank of South Africa Limited

**CONTACTS**

**Media**

**Chris Nthite**                          **+27 11 637 6388/+27 83 301 2481**        cnthite@anglogoldashanti.com
**General inquiries**                                                                media@anglogoldashanti.com

**Investors**
**Sabrina Brockman**                  **+1 646 880 4526/ +1 646 379 2555**    sbrockman@anglogoldashanti.com
**Yatish Chowthee**                   **+27 11 637 6273 / +27 78 364 2080**   yrchowthee@anglogoldashanti.com
**Fundisa Mgidi**                       **+27 11 6376763 / +27 82 821 5322**     fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 11, 2020

By:       /s/ M E SANZ PEREZ
Name:   M E Sanz Perez
Title:     EVP: Group Legal, Commercial & Governance